Exhibit 99.1

ELDORADO GOLD CODE OF ETHICS AND BUSINESS CONDUCT

Cover image : Lamaque, Quebec.

Table of Contents 2 Message from CEO George Burns 3 Our Code of Ethics and Business Conduct 3 Who Does This Code Apply To? 3 Who Oversees This Code? 3 Questions? 3 What Next? 4 We Comply with All Laws and Regulations 5 We Act with Honesty and Integrity 5 What Are Some Examples of Bribery? 5 What Can We Do to Protect Ourselves from Allegations of Bribery? 5 What about Gifts? 5 What about Charitable Donations? 6 Are Political Donations Allowed? 6 More Information 7 We Declare All Conflicts of Interest 7 What Are Some Examples of Conflicts of Interest? 7 What Should I Do If I Think There Is a Conflict of Interest? 8 We Protect Confidential Information 8 What Are the Guidelines around Confidential Information? 8 What Is Insider Trading? 8 How Should I Respond to Media or Analyst Requests for Information? 9 We Protect Our Corporate Assets 10 We Provide Accurate, Timely and Understandable Disclosure 10 How Should I Respond to an Audit Request? 11 We Have a Safe, Healthy and Respectful Work Environment 11 What about Email, the Internet and Social Media? 11 Our Managers Lead by Example 11 More Information 12 We Are Committed to Being a Responsible Global Corporate Citizen 12 Environmental, Social and Governance 12 Our Communities 13 We Report Violations of This Code 13 Asking a Question about the Code 13 How to Report a Suspected Code Violation 13 What Happens after You File a Report 13 Non-Retaliation Policy 13 Consequences of a Violation 15 Reporting Contacts 16 Onboarding Compliance Certificate 17 Annual Compliance Certificate ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT 1

2 ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT Message from CEO George Burns We value integrity – which means being honest and doing the right thing. This core value is central to the way we do business. We are all accountable for making ethically grounded decisions in our day-to-day work, including in how we treat one another. You can expect this of me, just as I expect it of you. Our Code of Ethics and Business Conduct (the “Code”), along with our Anti-Bribery and Corruption Policy (“ABC Policy”), clarify what is acceptable and what is not. Whenever something comes in conflict with our value of integrity, we expect people to speak up. This ties to another core value at Eldorado – courage. Ethics is more than a set of rules. It’s about communicating candidly and doing the right thing, even when it feels risky. Ethical behaviour includes avoiding actual or apparent conflicts of interest between your personal and professional relationships – and speaking up if you see this conflict in others. I believe strongly that the most sustainable companies are fundamentally ethical companies. As an ethical employer, we are committed to providing a safe and respectful work environment for all our people. We have zero tolerance for discrimination, harassment or abuse of any kind in the workplace, as further outlined in our Respectful Workplace Policy. By reading and following the Code in our daily interactions, each one of us is contributing to Eldorado’s reputation as an ethical employer and community partner wherever we operate around the world. Take the time to review the Code and reflect on your own behaviours and actions as an ethical individual. If you have any questions about the Code, seek advice from the individuals identified within it. If you become aware of any situations or conditions you believe may violate the Code, speak up. Tell your leader, record it through Eldorado’s Whistleblower Reporting Line, or report via the means identified in this Code. You can be confident that you will not face retaliation of any kind for reports made in good faith. We each play an essential role in upholding a culture of integrity across Eldorado. (Signed) George Burns Chief Executive Officer VALUES Courage We embrace the unknown and face challenges head on Collaboration We succeed together Drive We persevere through adversity, remaining committed to delivering on our promises Integrity We are honest and do the right thing Agility We continuously assess, adapt and navigate to find solutions

ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT 3 Our Code of Ethics and Business Conduct Eldorado’s Code of Ethics and Business Conduct applies to you and anyone doing work for Eldorado, our subsidiar-ies and our affiliates (collectively referred to as “Eldorado”). It describes our expectations for acting ethically in all situations and making choices that are in line with the highest standards of integrity and business conduct. The expectations described in this Code of Ethics and Business Conduct and the other applicable policies referred to in the Code (collectively, the “Code”), including your responsibility for reporting suspected violations, are subject to all applicable laws and regulations under which Eldorado operates. If this Code is in conflict with any applicable law, the law takes priority. WHO DOES THIS CODE APPLY TO? This Code applies to all Eldorado employees, directors and officers. It also applies to anyone who conducts business on behalf of Eldorado, such as our contractors, consultants and suppliers. In this Code, anyone to whom the Code applies is sometimes referred to as “you”. We provide a copy of the Code to everyone who works for or with Eldorado. Each year, you must read the Code. Annually, directors, officers, country managers who are responsible for overseeing employees in foreign jurisdictions where we operate and other key decision makers within Eldorado must sign a personal statement (called an Annual Compliance Certificate) saying that such individuals understand the Code and will follow it. In some circumstances, the Code may be explained to you by your manager or supervisor. This person will be responsible for confirming that you have heard and understood the information in the Code. There are additional expectations for our Board of Directors and for our individual directors. These expectations can be found in the Board of Directors’ Terms of Reference available on our website.. WHO OVERSEES THIS CODE? Eldorado’s Board of Directors created the standards of business and personal conduct described in this Code to provide clear guidelines and expectations for all Eldorado employees and others doing work for Eldorado. Any waiver of this Code for the benefit of a director or executive officer may only be granted by the Board of Directors or a designated committee of the Board. Where such a waiver constitutes a material departure from the Code, the Company will comply with applicable disclosure obligations under securities laws, which may include the filing of a material change report that outlines the nature and circumstances of the waiver. The Chair of the Board’s Audit Committee and our Executive Vice President and General Counsel will monitor compliance with the Code. In this capacity, they report directly to the Audit Committee and our Board of Directors. QUESTIONS? You may have questions about this Code or a particular situation you have experienced. We encourage you to speak with your manager or supervisor about any issues, without fear of retribution. You can also discuss your questions or concerns about this Code, or any other applicable business practice, with our Executive Vice President and General Counsel or any other member of the Eldorado Legal and Compliance team, using the contact details set out in the Reporting Contacts section below. If you are aware that someone is violating this Code, you must report this misconduct. Please see the section How to report a suspected Code violation for more information.

4 ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT We Comply with All Laws and Regulations Eldorado has operations around the world, with each operation subject to the laws and regulations of its jurisdiction. We also comply with international standards regarding human rights, safety, workplace practices and environmental management. In addition to complying with this Code, you must also comply with all laws and governmental regulations that apply to your role with Eldorado. If you break the law, you and/or Eldorado may face criminal or civil charges. If at any time you are uncertain about the application or interpretation of a law, regulation or policy, you should consult your manager or supervisor or seek the opinion of the Eldorado Legal and Compliance team. Q&A Q: Some of the policies in this Code (like those regarding anti-bribery under our ABC Policy and non-discriminatory workplace practices) are more stringent than the laws in the country where I work. Do I need to follow the Code and other Eldorado policies or can I just follow the law in my country? A: In this case, you must follow this Code and other Eldorado policies. Eldorado operates to the most stringent practices outlined in law or in the Code. This means that if the law is more stringent than what we have outlined in this Code, you must follow the law. If the Code is more stringent than the law, you must follow the Code.

ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT 5 We Act with Honesty and Integrity We act fairly and honestly with integrity and accountability in all of our business relationships. As set out in our ABC Policy, an act of bribery or corruption – for instance, exchanging gifts or money to obtain a benefit for Eldorado or yourself, such as a contract or a favourable government action – violates our Code and ABC Policy and may result in civil or criminal sanctions against those involved and the company. WHAT ARE SOME EXAMPLES OF BRIBERY? Some examples of bribery and corruption include offering, promising, paying or authorizing any payment or thing of value to any person, directly or indirectly through or to a third party (e.g., a representative of government, a labour union, a customer or supplier), for the purpose of or in exchange for: • A person acting or failing to act in violation of a legal duty (e.g., a payment by an Eldorado employee to a government inspector to overlook a health or safety violation); • A person abusing or misusing their position (e.g., an Eldorado employee receiving a secret payment from a supplier in exchange for giving Eldorado business to that supplier); • Obtaining or retaining an advantage or benefit (including any permit, license, contract or concession) for Eldorado or any of its representatives, suppliers or agents (e.g., making a payment to a governmental official to issue an environmental permit); or • Inducing a public official to perform a non-discretionary activity more quickly or at all (e.g., giving a gift to a tax inspector to process an Eldorado tax return). The definitions of “public official” and “bribery” are very broad. If you have any questions about these definitions or the scope of the Code, consult with Eldorado’s Executive Vice-President and General Counsel. WHAT CAN WE DO TO PROTECT OURSELVES FROM ALLEGATIONS OF BRIBERY? To uphold Eldorado’s commitment to integrity and honesty, you should always: • Limit marketing and client entertainment expenditures to those that are necessary, prudent, job-related and consistent with our ABC Policy and the related Gifts and Entertainment Procedures. • Consult with the Company’s Executive Vice President and General Counsel before offering or providing any gift, entertainment or other benefit to a public official. • Use clear and precise communication in our contracts, marketing, disclosure documents and other public statements. • Ensure full and accurate disclosure when reporting all financial information, which includes completion of the Gifts and Entertainment Register. WHAT ABOUT GIFTS? • You are never allowed to give or receive a cash gift. • Receiving non-cash gifts, or giving them to customers, suppliers and others, is allowed in limited circumstances as described in the ABC Policy and in compliance with our Gift and Entertainment Procedures. • You are not allowed to offer or receive a gift, gratuity or entertainment that might, or might be perceived to, unfairly influence a business relationship. • Any gift offered or received should be reasonable in both frequency and value given the circumstances. A gift that may be perceived as an attempt to create an obligation or enticement for the recipient is inappropriate. • Business entertainment activities should also be reasonable in frequency and value, and be provided without expecting to receive a direct or indirect advantage or benefit of any kind, whether business or personal. • Gifts must be properly documented and recorded in our financial records. • You should not offer or give a gift, entertainment or other benefit if you think that doing so would contravene the ABC Policy or any law without first consulting Eldorado’s Executive Vice President and General Counsel. • You should consult the Gifts and Entertainment Procedures for guidance on approvals and on specific limits and processes. WHAT ABOUT CHARITABLE DONATIONS? Eldorado works hard to be a positive corporate citizen in the locations where we operate. Our investments in community organizations and initiatives are one way that we bring tangible benefits to improve the infrastructure, education levels and health of the communities near our sites. While we regularly donate to charitable organizations, we do not make contributions to a charity or other organization that would provide, directly or indirectly, a personal benefit to a government official or private individual.

6 ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT ARE POLITICAL DONATIONS ALLOWED? Eldorado may occasionally make limited political donations in the jurisdictions where we work and where it is legal and appropriate to do so. The CEO must approve all political donations. We acknowledge and support the right of individuals to participate in legitimate political activities. However, these activities should not be conducted on Eldorado time nor involve the use of any Eldorado resources. Individuals will not be reimbursed for personal political contributions. MORE INFORMATION Please review our ABC Policy and the Gifts and Entertainment Procedures carefully for more information on this topic.. If you have any questions about whether a gift or expense is allowed for a public official under the Code and ABC Policy, please contact our Executive Vice-President and General Counsel or any other member of our Legal and Compliance team. Q&A Q: Giving gifts is part of the local culture and is expected protocol during meetings. If I give or receive a gift when meeting with government officials or suppliers, does this count as bribery? A: Because of our strict rules about offering benefits to public officials, you should never offer or provide any gift, entertainment or other benefit without first consulting Eldorado’s Executive Vice President and General Counsel. Q: I’m often invited to sporting events or out for dinners by our business partners or suppliers. Am I allowed to accept these invitations? A: You can accept invitations if the invitations are for business related events and if they comply with our ABC Policy and the Gifts and Entertainment Procedures. A good question to ask yourself is “Would an impartial outsider think that attending this dinner or event is appropriate?” If you are unsure if accepting the invitation is appropriate, please speak with your manager or supervisor or a member of our Legal and Compliance team. Q: When is approval required for giving or receiving a gift? A: Approval is required when the value of the gift exceeds the threshold set out in the Gift and Entertainment Procedures, or when the gift could reasonably be perceived as influencing business judgment or creating a conflict of interest. In addition, you may need to consult with the Legal and Compliance team for gifts involving public officials.

ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT 7 We Avoid All Conflicts of Interest A conflict of interest is a situation where there is a real or perceived tension between your interests and the interests of Eldorado. This includes any familial and/or romantic relationship between one employee and another employee, prospective employee, contractor or supplier that involves any direct or indirect administrative or operational authority. Even if you think you can separate your personal interests from the situation and decision-making process, this is still a conflict of interest as there could be the perception that you are influenced by your personal interests. We must avoid all situations where there is a real or perceived conflict of interest. WHAT SHOULD I DO IF I THINK THERE IS A CONFLICT OF INTEREST? You must always share any good faith concerns you have about a real or perceived conflict of interest. If you think there might be a conflict of interest, please contact our Executive Vice-President and General Counsel or any member of our Legal and Compliance team. They will determine if there is a conflict of interest and the required course of action. WHAT ARE SOME EXAMPLES OF CONFLICTS OF INTEREST? Here are some examples of situations where there could be a real or perceived conflict of interest: • You hire a contractor or supplier for Eldorado and a member of your family or household works for the contractor or supplier. This could include a spouse, child, parent, sibling, relative by blood or marriage or other person sharing your home, whether or not they are your legal relatives. • You are employed by or acting as a consultant for a business that sells products to or performs services for Eldorado. • You own a part of a company that does business with Eldorado. • You use Eldorado’s corporate property or information for your own personal gain. • You supervise a family member or someone with whom you are in a romantic relationship (either directly or indirectly). • You approve the compensation decisions within your chain of command for a family member or someone with whom you are in a romantic relationship. Q&A Q: I’ve been asked to work on a small project as a consultant with another mining company operating in a country where Eldorado doesn’t have any operations. Is this a conflict of interest? A: Yes, this is a conflict of interest. As an Eldorado employee, you are not allowed to act as a consultant for other mining companies. Q: Is it a conflict of interest if I am in a family or romantic relationship with someone who reports to me? A: Yes, this is a conflict of interest. You should disclose the relationship to your immediate supervisor. Although your relationship is a private matter, to avoid allegations of favouritism, your supervisor may recommend adjusting the reporting or supervisory relationship. Q: I have an ownership interest in a company that provides goods or services to Eldorado. Is that a conflict of interest? A: Yes, this is a conflict of interest because your financial interest in the supplier conflicts with your obligation to always act in the best interest of Eldorado.

8 ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT We Protect Confidential Information As part of your work with Eldorado, you may be entrusted with confidential information about our company, our business and our business partners. Confidential information is our property, or the property of our business partners, and in many cases was developed at great expense. Confidential information includes information that is not legally available to the public, such as: • technical or scientific information or reports; • business or marketing plans or projections; • earnings and other internal financial data; • personnel information; and • other non-public information. WHAT ARE THE GUIDELINES AROUND CONFIDENTIAL INFORMATION? If you have access to confidential information, we expect that you will use this information only for legitimate business purposes and not for personal gain. We also expect that you will take all reasonable steps to safeguard confidential information and prevent the loss of confidentiality. You are not allowed to: • discuss confidential information with, or in the presence of, any unauthorized persons, including family members and friends; • share confidential information with third parties unless this is required as part of your job; • share confidential information relating to our business partners with any third parties unless we have permission to do so; • use, reproduce or distribute any trade secrets, copyrighted information or confidential information provided to Eldorado by a business partner or other third party; and • Enter confidential information into generative tools which use artificial intelligence except where clearly permitted under the Acceptable Global Use of Technology Policy. Even after you stop working for Eldorado, you are not allowed to share confidential information with others. WHAT IS INSIDER TRADING? As an Eldorado employee, you might have access to material information about Eldorado that is not publicly available and that, if known, could affect the market price or value of Eldorado’s securities. You are not allowed to buy, sell or exercise our securities if you have access to material information. Eldorado may also impose specific “blackout” periods during which you are not allowed to buy, sell or exercise our securities. The prohibitions on insider trading are not limited to Eldorado securities. If you have material undisclosed information about another entity (such as our current or potential suppliers or business partners), you cannot trade in securities of that entity. You are also not allowed to share material information with others unless required or permitted by law. You must comply with the prohibitions above which are detailed in the Insider Trading Policy. If you have been notified that you are subject to trading pre-clearance and insider reporting obligations, you must also follow those procedures. For more information, please refer to our Corporate Disclosure Policy and Insider Trading Policy, which describe the restrictions on trading and the passing of material information to others. HOW SHOULD I RESPOND TO MEDIA OR ANALYST REQUESTS FOR INFORMATION? You might be contacted by someone from the media, shareholders or the investment community, such as an analyst, who is interested in learning more about Eldorado. You must forward all media questions and analyst and shareholder requests to CA-VAN-Comms-IR@eldoradogold.com. For more information, please refer to our Media Policy.

ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT 9 We Protect Our Corporate Assets Our corporate assets and property include everything from our office spaces, equipment and software programs and licences to intellectual property such as trademarks, designs and copyrights. Any: (a) inventions, discoveries or improvements in systems, methods and processes made by an Eldorado employee through and in the course of their employment with Eldorado; or (b) mineral discoveries, opportunities to acquire mineral assets or interests therein and other business opportunities that are similar to the business activities conducted by Eldorado, which come to the attention of an Eldorado employee during the term of their employment with Eldorado, must be disclosed by the employee to Eldorado promptly. These fall under the category of corporate assets and are the absolute property of Eldorado. They are subject to the confidentiality obligations of the employee under this Code, both before and after they have been disclosed to Eldorado. You are responsible for safeguarding Eldorado’s assets from loss, damage, theft, misuse and waste. Speak with your supervisor if you become aware of the loss, damage, theft, misuse or waste of our assets, or have questions about your proper use of them. You are expected to use the corporate assets properly and for legitimate business purposes and in accordance with Eldorado’s policies. Q&A Q: I have a company credit card. If I use it for personal expenses, am I violating the Code? A: Yes: Company credit cards are to be used for company expenses only. Please consult your business unit’s policy for more information about the acceptable use of a company credit card. Q: Can I use my work laptop to check personal email during breaks? A: Yes, as long as it doesn’t impact your work productivity, and complies with Eldorado’s policies, including the Global Acceptable Use of Technology Policy.

10 ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT We Provide Accurate, Timely and Understandable Disclosure Eldorado’s books and records must be an accurate and complete account of our transactions. In all of our periodic and annual filings with regulatory authorities, we are required to provide our shareholders and investors with timely and ongoing full, true and plain disclosure of material business events and our financial situation. We maintain a Corporate Disclosure Policy, Insider Trading Policy and ABC Policy that outline our responsibilities. As part of those responsibilities, you are expected to: HOW SHOULD I RESPOND TO AN AUDIT REQUEST? You may be contacted by someone from either within Eldorado or outside of Eldorado who is conducting an audit. It is our policy to comply and co-operate with internal and external inquiries, investigations and audits. However, before responding to an audit request, you must first notify a member of the Legal and Compliance team to discuss the circumstances. You can discuss your questions or concerns about this Code or any business practice with our Executive Vice-President and General Counsel or any other member of our Legal and Compliance team. • Comply with international financial reporting standards. • Immediately notify any member of our Disclosure Committee in accordance with our Corporate Disclosure Policy, if you become aware of a material unreported transaction or event. • Maintain a system of internal accounting controls that provides reasonable assurances to management and the Board of Directors that all transactions are properly recorded. • Maintain books and records that accurately and fairly reflect our transactions. • Maintain a system of disclosure controls that will provide reasonable assurances to our management and the Board of Directors that material information about us is made known to management, particularly during the periods in which our quarterly or annual financial statements are being prepared. • Present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language. • Make false or misleading entries in our books or records. • Approve of any undisclosed or unrecorded bank accounts or assets. • Share any non-public information (that is, information that has not been generally disclosed in accordance with our Corporate Disclosure Policy and Insider Trading Policy). • Establish any undisclosed or unrecorded funds or assets. Always Never

ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT 11 We Have a Safe, Healthy and Respectful Work Environment Eldorado has a large workforce of employees and contractors operating across several countries. We all play a part in ensuring our workplaces are open, respectful and professional environments. Under the terms of Eldorado’s Health and Safety Policy, Respectful Workplace Policy, and Human Rights Policy, everyone at Eldorado is expected to: • maintain a safe and healthy work environment; • promote a workplace that is free from discrimination, harassment, and workplace violence; • conduct activities in full compliance with international standards of environmental, health and safety practices; and • promote a workplace where dignity, respect and inclusion are central - valuing diversity of identity, cognitive diversity and representation of designated groups, in line with Eldorado’s Diversity Policy. If you observe or become aware of behavior that conflicts with these values, you should report it to your manager or through the reporting channels outlined in the section How to report a suspected Code violation. WHAT ABOUT EMAIL, THE INTERNET AND SOCIAL MEDIA? Our expectation that you will contribute to a safe, professional and respectful work environment also applies to your use of email, the Internet and social media. This means that: • your communications through email or social media should be respectful and professional; and • you must not view, download, share, re-post, promote, or create online material that is inappropriate for a business environment. OUR MANAGERS LEAD BY EXAMPLE Eldorado’s managers are expected to lead by example and to act with the highest standards of integrity and ethics. This creates a workplace where employees: • are treated with dignity and respect; • are comfortable asking questions about ethical conduct; • are hired, promoted, disciplined or terminated based on appropriate business factors, such as performance or organizational needs, and not because of their race, sex, age or other factors unrelated to our business; and • do not fear retaliation if they report misconduct. MORE INFORMATION Please see our Health and Safety Policy, Respectful Workplace Policy, and our Human Rights Policy for more information about how we create and maintain safe, inclusive and innovative operations and healthy workplaces, including provision for additional local worker voice channels. Q&A Q: One of my colleagues often comments on my body and makes sexual comments that are inappropriate. I have to work with this person as part of my team and I don’t want to upset our group dynamics. However, I also don’t like feeling uncomfortable at work. What should I do? A: The behaviour of your colleague is unacceptable: You have the right to a workplace that is free from discrimination and harassment. You should report this misconduct to your manager, Human Resources, through a local worker voice channel, or through the reporting channels described in the section How to report a suspected Code violation.

12 ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT We Are Committed to Being a Responsible Global Corporate Citizen ENVIRONMENTAL, SOCIAL AND GOVERNANCE Eldorado believes that environmental, social and governance (“ESG”) principles are crucial to developing a resilient company. We are committed to promoting sustainable business practices within our operations. Our ESG performance influences our local and international reputation and our legacy as a business. Ethical practices and high standards of corporate governance are central to how we do business. Eldorado’s governance systems provide mechanisms for the evaluation and effective management of our operations, employees, risks and relationships. We invest in developing our leadership, policies, systems and engagement practices to meet stakeholders’ expectations that we are a trusted operator. We believe in clear, comprehensive disclosure and open communication with all of our stakeholders. As part of our continuing efforts to enhance our corporate governance, we have adopted a set of Corporate Governance Guidelines. We seek to minimize our impact on the environment at every stage of our business activity, from initial exploration to mine closure. We are committed to meeting our compliance obligations; reducing our impact on, and adapting to, climate change; and protecting biodiversity and ecosystems. Accordingly, Eldorado’s Environmental Policy outlines our commitment to ensure a healthy environment now and for the future. Eldorado is committed to protecting international human rights in all its business activities. We seek to uphold and respect human rights as defined in the International Bill of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work. We must respect the rights of our workforce, local community members and other stakeholders who may be impacted by our business activities. We expect our business partners, including security providers, contractors and suppliers, to share this commitment to human rights. For more information on our commitment to safe, inclusive and innovative operations and responsibly produced products, please see our Human Rights Policy. OUR COMMUNITIES Eldorado seeks to be an active and contributing member of each community in which we do business. To create long-term and mutually beneficial relationships with our communities, we must engage in business practices that respect the value of human life and our communities. We consider the impact our business decisions have on our stakeholders and the communities where we do business, and we act fairly and honestly with integrity and accountability in all our decisions. For more information on our commitment to support engaged and prosperous communities, please see our Social Performance Policy. Q&A Q: I’m concerned about an environmental or social practice by the Company that I have observed on site or in the community. What do I do? A: Eldorado takes all allegations of misconduct related to our environmental or social performance, including human rights, extremely seriously. You should file a report to your manager or through the Whistleblower Reporting Line described in the section How to report a suspected Code violation.

ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT 13 We Report Violations of This Code You are responsible for reporting any suspected violations of this Code, including self-reporting where applicable. By reporting misconduct, you are contributing to Eldorado’s culture of ethics and integrity. ASKING A QUESTION ABOUT THE CODE Any questions you ask about the Code can be made anonymously. You can also discuss your question or concern about this Code or a business practice with our Executive Vice-President and General Counsel or any member of our Legal and Compliance team. HOW TO REPORT A SUSPECTED CODE VIOLATION If you suspect a violation of the Code, you are encouraged to speak to someone at Eldorado about your concerns. You must take one of the following actions: • speak with your manager or supervisor; • contact any member of our Legal and Compliance team; • contact our Executive Vice-President and General Counsel; • contact the Chair of our Audit Committee; or • file a report with our Whistleblower Reporting Line, EthicsPoint, at www.eldorado.ethicspoint.com. Contact details are provided in the Reporting Contacts section below. You can anonymously report violations of the Code. WHAT HAPPENS AFTER YOU FILE A REPORT? Any questions or violation reports will be reviewed immediately and taken seriously. All reports will be treated confidentially to the extent permitted by law, and we will not allow any retaliation against you if you have acted in good faith in reporting a violation. Internal personnel charged with overseeing and responding to complaints and reports will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures when required. NON-RETALIATION Eldorado will not tolerate retaliation against anyone who, in good faith, reports a concern or participates in an investigation, even if the allegation ultimately is not substantiated. Acting in good faith means that you have a reasonable belief that the information you provide is true, and that you provide all the information you have. Anyone found to have engaged in retaliatory conduct against someone who has raised a compliance or ethics-related concern in good faith will be subject to disciplinary action, including possible dismissal. If you feel you have been subjected to retaliation, contact either your supervisor, an Eldorado human resources representative, the Whistleblower Reporting Line or a member of the Legal and Compliance team. CONSEQUENCES OF A VIOLATION Anyone who breaks any laws or violates governmental regulations or this Code will face appropriate, case-specific disciplinary action that may include immediate dismissal. Q&A Q: I think my finance manager is not properly reporting transactions to falsely improve Eldorado’s earnings. Who should I talk to about my concerns? A: You should contact your finance manager’s immediate supervisor, any member of the Legal and Compliance team, the Executive Vice President and General Counsel, the Chair of the Audit Committee or EthicsPoint, our Whistleblower Reporting Line.

14 ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT This Code of Ethics and Business Conduct is a policy statement. It does not create a contractual right, commitment or obligation on behalf of Eldorado and it is not enforceable against Eldorado or any third party. Approved by the Board of Directors October 30, 2025 (Signed) Steve Reid Chair of the Board of Directors

ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT 15 LEGAL AND COMPLIANCE TEAM: e: compliance@eldoradogold.com WHISTLE BLOWER REPORTING LINE Eldorado EthicsPoint w: www.eldorado.ethicspoint.com CHAIR OF OUR AUDIT COMMITTEE Teresa Conway 11th Floor, 550 Burrard Street Vancouver, BC, Canada V6C 2B5 t: 1 604 687 4018 e: teresa.conway@eldoradogold.com Reporting Contacts

16 ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT Onboarding Compliance Certificate ELDORADO GOLD CORPORATION AND ITS SUBSIDIARIES AND AFFILIATES (“Eldorado”) I. CODE OF ETHICS AND BUSINESS CONDUCT I certify that I have read and understand Eldorado’s Code of Ethics and Business Conduct (the “Code”) and the other applicable policies of Eldorado referred to in the Code (including the Corporate Disclosure Policy, Insider Trading Policy, Media Policy, Diversity Policy, Human Rights Policy, Respectful Workplace Policy, Health and Safety Policy, Social Performance Policy, Global Acceptable Use of Technology Policy and Environmental Policy). I agree to comply with the Code and all other applicable policies referred to in the Code. I certify that I am not currently involved in any activities that could be a conflict of interest, whether actual or perceived, except as noted in a Statement of Exceptions attached to this Compliance Certificate. I acknowledge my ongoing obligation to promptly disclose any actual or potential conflicts of interest. II. ANTI-BRIBERY AND CORRUPTION POLICY I certify that I have read and understand Eldorado’s Anti-Bribery and Corruption Policy (“ABC Policy”), including all requirements and procedures contained in the ABC Policy. I agree to comply with the ABC Policy. III. FURTHER CONFIRMATIONS Except as noted in a Statement of Exceptions attached to this Compliance Certificate, I confirm that I am not in violation of the Code, the ABC Policy or other applicable Eldorado policies noted above. I understand that if I violate the Code, the ABC Policy or other applicable Eldorado Policies, I may face disciplinary action as set out in Eldorado’s policies, including termination of my relationship with Eldorado or any of its affiliates. Please check one of the following: A Statement of Exceptions is attached. No Statement of Exceptions is attached. Date: Signature: Name: Title/Position:

ELDORADO GOLD | CODE OF ETHICS AND BUSINESS CONDUCT 17 Onboarding Compliance Certificate Annual Compliance Certificate ELDORADO GOLD CORPORATION AND ITS SUBSIDIARIES AND AFFILIATES (“Eldorado”) I. CODE OF ETHICS/GLOBAL COMPLIANCE POLICIES 1. I have read and understand Eldorado’s Code of Ethics and Business Conduct (the “Code”), the Anti-Bribery and Corruption Policy (“ABC Policy”) and the other applicable policies of Eldorado referred to in the Code (Corporate Disclosure Policy, Insider Trading Policy, Media Policy, Diversity Policy, Human Rights Policy, Respectful Workplace Policy, Health and Safety Policy, Social Performance Policy, Global Acceptable Use of Technology Policy and Environmental Policy) (collectively, the “Global Compliance Policies”). I confirm my agreement to comply with the Global Compliance Policies. 2. All Eldorado employees or contractors who I am responsible for overseeing have been informed of and provided with the Global Compliance Policies. 3. During the calendar year referred to above, I have reported all violations or potential violations of the Global Compliance Policies of which I was aware. 4. Except as noted in a Statement of Exceptions attached to this Compliance Certificate, I confirm that I am not in violation of the Global Compliance Policies. 5. I certify that I am not currently involved in any activities that could be a conflict of interest, whether actual or perceived, except as noted in a Statement of Exceptions attached to this Compliance Certificate. I acknowledge my ongoing obligation to promptly disclose any actual or potential conflicts of interest. II. ANTI-BRIBERY AND CORRUPTION POLICY With respect to the ABC Policy, I specifically confirm: 1. I have not violated any of the terms or requirements of the ABC Policy. 2. I am not aware of any violation or potential violation of the ABC Policy by any Representative (as that term is defined in the Policy). 3. I will participate in Eldorado’s anti-corruption training as requested and on a periodic basis. 4. I also understand that failure to comply with applicable anti-corruption laws may result in prosecution, with penalties including fines and/ or imprisonment. III. FURTHER CONFIRMATIONS I understand that if I violate the Code, the ABC Policy or other applicable Eldorado Policies, I may face disciplinary action as set out in Eldorado’s policies, including termination of my relationship with Eldorado or any of its affiliates. Please check one of the following: A Statement of Exceptions is attached. No Statement of Exceptions is attached. Date: Signature: Name: Title/Position:

Eldorado Gold Corporation 11th Floor, 550 Burrard Street Vancouver, BC, Canada V6C 2B5 t: +1 604 687 4018 f: +1 604 687 4026 Toll-free: +1 888 353 8166 eldoradogold.com TSX: ELD NYSE: EGO Breaking new ground.